Exhibit 4.30

AGREEMENT

 Drawn up and signed in Ramat Gan on May 11, 2003

Between:               Nur Macroprinters Ltd.
                                Public Company 52-003986-8
                                of 12 Abba Hillel Silver St., Lod
                                (hereinafter: “NMP”)

of the one part

And:                       Gera Eron
                                ID No. 050722719
                                of 50 Haseifan St., Tel-Mond
                                (hereinafter: “Eron”)

                                Ogen Dialogix Ltd.
                                Private Company 51-283374-0
                                of 50 Haseifan St., Tel-Mond
                                (hereinafter: “Ogen”)

                                (Eron and Ogen, jointly and severally, hereinafter: “Gera”)

of the second part

And between:        Nur Pro Engineering Ltd.
                                Private Company 51-283551-3
                                of 8-10 Hamelacha St., Rosh Ha’ayin
                                (hereinafter: “NPE”)

of the third part

Whereas	NPE was established by in accordance with a founders’ agreement dated September 30, 1999, drawn up between NMP and Gera (hereinafter: “the Founders’ Agreement”) and its shares are held in equal shares by NMP and Ogen;

And whereas	in accordance with provisions of the Founders’ Agreement, the Articles of Association of NPE (hereinafter: “the Articles”) and the composition and framework agreement for development work, of October 4, 1999, both drawn up between NPE and NMP (hereinafter jointly: “the work agreements”), NPE has been engaged since its establishment in joint operations, as defined in the Founders’ Agreement, which include implementation for NMP of development and assembly work of printer series of NMP known as Blueboard and Fresco (hereinafter: “the existing printers”);

And whereas	NMP and Gera wish to terminate the cooperation between them in the framework of NPE and/or in everything connected with the joint fields of operation, as defined in the Founders’ Agreement, including that NMP will purchase from Ogen all its NPE shares (hereinafter: “the purchased shares”);

And whereas	the parties wish to arrange and establish in writing the conditions, which will apply to the termination of the cooperation between them in the framework of NPE and the method in which they will divide its assets and liabilities between them, and the acquisition of the shares purchased by NMP from Ogen, and all as set forth in this Agreement.

Therefore, it is agreed, declared and conditioned between the parties as follows:

1.	Preamble and interpretation

1.1	The appendices and the preamble to this Agreement are an integral part thereof.

1.2	The headings to the clauses in this Agreement are for convenience and referral only and should not be used to interpret the Agreement.

1.3	The appendices to this Agreement include:

(a) Appendix 2.2(c)1 - the DGP machine;
(b) Appendix 2.2(c)2 - NPE’s customers, which will be included in Other Work;
(c) Appendix 3.1 - the equipment purchased;
(d) Appendix 4.2 - interim stages;
(e) Appendix 4.3a - document of intentions;
(f) Appendix 4.3b - diagram;
(g) Appendix 5.4 - key of schedule of Ogen’s payments to NPE during the interim period, including the division of employee costs;
(h) Appendix 6.1(b) - required documentation;
(i) Appendix 9.4 - Share certificate and the shares transfer deed;
(j) Appendix 9.12 - debenture and form giving details of liens;
(k) Appendix 9.13 – cancellation letter
(l) Appendix 10.1(c) - list of employees on the date of termination, including the mixed employees who will be transferred to Ogen.

2.	Termination of joint operations

2.1	During the period starting from April 1, 2003 (hereinafter: “the Relevant Date”) and ending on March 31, 2004 (hereinafter: “the Termination Date”) the parties will terminate their joint operations in the framework of NPE, including NMP purchasing from Ogen the purchased shares, and all this as detailed in this Agreement.

2.2	Termination of the joint operations of the parties in the framework of NPE will be implemented in the following way:

(a)	Ogen will purchase the Purchased Equipment from NPE as detailed in clause 3 below;

(b)	On the Relevant Date until the Termination Date (hereinafter: “the Interim Period”) NPE will continue to carry out the production and assembly work of NMP printers (hereinafter jointly: “Nur Printers”), including the existing printers and the Tempo and Salsa printers and/or other printers that NMP will choose to transfer for execution in NPE’s plant (hereinafter: “the New Printers”) as detailed in clause 4 below;

(c)	During the Interim Period NPE will execute on behalf of Gera development, production and assembly work of the machine to print on safety glass known as DGP, as described in Appendix 2.2(c)1 to this Agreement (hereinafter: “the DGP Machine”), and other development, production and assembly work for Gera and their customers, including for the customers detailed in Appendix 2.2(c)2 who, up to the relevant date, were customers of NPE (hereinafter: “the Other Work”) as detailed in clause 5 below;

(d)	During the Interim Period Ogen will continue to provided management services to NPE, and NPE will pay Ogen the debt for management services to which Ogen is entitled for the period prior to the Relevant Date (hereinafter: “the Management Fees Debt”) as detailed in clause 6 below;

(e)	NPE will repay the owners’ loan provided to it by Ogen (hereinafter: “the Owners’ Loan”) as detailed in clause 7 below;

(f)	NPE will distribute to Ogen and to NPE a dividend for its accumulated profits, as detailed in clause 8 below;

(g)	NMP will purchase the purchased shares from Ogen, as detailed in clause 9 below;

(h)	On the termination date the cooperation between the parties in the framework of NPE will terminate, as detailed in clause 10 below.

2.3	It is hereby clarified and agreed that the termination of the cooperation between the parties in the framework of NPE, as mentioned in clause 2.2 above and as detailed in this Agreement, will be performed with the purpose and intention that after the termination date, subject to full compliance with the obligations of payments by NPE and NMP to Gera, Gera will not have any additional right in NPE, NMP will continue to carry out the production and assembly work of the Nur printers (whether in the framework of NPE or in another framework), while Ogen (itself or through another company controlled by Eron) will continue to make use of the Purchased Equipment in order to perform the development and production work of the DGP Machine (hereinafter: “the DGP work”) and the Other Work.

3.	Acquisition of the equipment

3.1	The list attached to this Agreement as Appendix 3.1 includes equipment and assets, which Ogen wishes to purchase from NPE including equipment and assets used for the production and assembly of the DGP Machine, including machinery, tooling, production software, etc (hereinafter jointly: “the Purchased Equipment”).

The Purchased Equipment does not include equipment and assets used and/or that will be used by NPE in the development, production and assembly of Nur printers, including machinery, tooling, spare parts, production software, etc. (hereinafter jointly: “the Printers Equipment”).

3.2	On the Relevant Date Ogen will purchase the Purchased Equipment and in consideration will pay NPE an amount of NIS 187,000 plus VAT as required by law (hereinafter: “the Equipment Consideration”). The Equipment Consideration will be paid to NPE in 4 equal monthly installments of NIS 46,750 each (linked to the consumer price index based on the known index on March 31, 2003 until the date of payment), and this as of the first month after the Relevant Date up to the end of the fourth month from the Relevant Date. The ownership and possession of the Purchased Equipment will be transferred to Ogen on completion of payment for the Equipment Consideration, free of any lien, charge, attachment, pledge or any other third party right.

3.3	Notwithstanding the provisions of clause 3.2 above, on receipt of the ownership of the Purchased Equipment Ogen will not remove the equipment from NPE’s plant (hereinafter: “the Plant”), and up to the end of the Interim Period the purchased equipment will continue to be used by NPE in its operations, as mentioned in clause 4 below and, subject to reasonable wear and tear, NPE will maintain the purchased equipment and perform current maintenance work according to those safeguarding and maintenance procedures, which were applied by NPE regarding the printers equipment. Without derogating from the aforesaid it is hereby agreed that the Isuzu vehicle will be transferred for Gera’s use together with the transfer of ownership of the purchased equipment.

3.4	Regarding the inventory of spare parts and parts owned by NPE the following provisions will apply:

(a)	The value of the inventory, which is in the framework of the preparation of the financial report (as defined in clause 8.1 below) will be reduced to 0, and this not as agreed by Gera, will be transferred gratis to the ownership of Gera within 30 days from completing the said financial report;

(b)	The inventory known as the “Gera Warehouse” (which is not used for the production, assembly and maintenance of the Nur printers and whose value in NPE’s books is 0) - will be divided equally (as far as possible) between Gera and NPE, and half of it will be transferred gratis to Gera;

(c)	The balance of the inventory (i.e. which is not the inventory as mentioned in sub-clauses (a) and/or (b) above) - will remain in the ownership of NPE.

Gera will be entitled to leave in NPE’s warehouses the inventory, which will be transferred to his ownership (as mentioned in sub-clauses (a) and (b) above) provided that the inventory will be marked and separated in such a way that will facilitate a separation between it and NPE’s inventory. NPE will not be entitled to payment for the storage of this inventory, while Gera will not be entitled to payment should NPE makes use, in coordination with Gera, of items included in the inventory.

4.	Interim period

4.1	During the interim period NPE will perform the following work:

(a)	The production and assembly of the Nur printers (hereinafter: “the Printers Work”);

(b)	The DGP work and other work (hereinafter: “the Gera work”) subject to the conditions of clause 5 below.

In every case NPE will give preference to performing the Printers Work, provided that should the volume of the Printer Work together with the Gera Work exceed the production capacity of the plant, Ogen will be permitted to make use of up to 10% of the plant’s production capacity.

4.2	During the Interim Period NPE will continue to carry out the printers work on the Existing Printers in accordance with the existing procedures on the relevant date, and will perform the Printer Work regarding the New Printers in accordance with procedures to be determined by agreement with NMP. The operations of NPE will change gradually during the Interim Period divided into four quarterly stages whose period and characteristics will be as detailed in Appendix 4.2 to this Agreement. NMP will act to recruit additional personnel and to prepare additional production areas for NPE, if and as far as these may be required in order to perform the Printers Work on the New Printers. It is hereby clarified that these provisions are not an undertaking by NMP to perform the Printers Work on the New Printers, fully or partly, in the framework of NPE.

4.3	During the Interim Period NPE will be managed by Eron in the framework of the management services (as defined in clause 6.1 below). The management of NPE by Eron during the Interim Period will be performed in accordance with the principles described in the document attached to this Agreement as Appendix 4.3a (hereinafter: “the Document of Intentions”). Should, due to his other activities, Eron not devote the attention required to manage NPE and as a result the objects mentioned in the document of intentions will not be achieved, subject to a joint decision of Eron and NMP, a manager will be appointed on behalf of NMP who will be responsible for all the printers work in NPE and Gera will assist him by providing full cooperation. It is agreed that the appointment of such a manager by NMP will be the sole remedy that NMP will have against Gera by virtue of the document of intentions.

4.4	The diagram attached to this Agreement as Appendix 4.3b includes the organizational structure of NPE as will exist after the end of 90 days from the relevant date, where the functions and employees marked in the diagram in yellow will engage in Nur printers (hereinafter: “the Printers Workers”), the functions and the employees marked in the diagram in white will engage in Gera work (hereinafter: “the Gera Workers”), while the functions and employees marked in blue will engage both in the printers work and in Gera work (hereinafter: “the mixed workers”). It is hereby clarified that the printer workers will be responsible for all purchase of materials, parts and equipment required in order to perform the Printers Work.

At NMP’s choice, the printers workers who on the relevant date are not engaged by NPE (including employees who will be recruited during the interim period for work in connection with Nur printers), will be engaged by NPE or directly by NMP, while those printers workers already engaged by NPE will continue to be engaged by NPE up to the end of the interim period. It is hereby clarified the printers workers who will be engaged directly by NMP, will be subject to NPE’s organizational and management structure regarding everything connected with their work in the framework of the plant.

4.5	During the Interim Period Gera will do his best to support and assist in training the Printers Workers in the use and operation of the Printer Equipment and performing the Printer Work, and this so that after the Termination Date those employees will be able to perform the Printer Work without the participation and support of Gera workers. Moreover, during the Interim Period NMP will be entitled, subject to the prior agreement of Gera, to place its employees in the NPE engineering team and in such a case Gera will train those people in performing the various tasks, and this in order that those remaining in the engineering team at the end of the Interim Period will be able to continue completing the tasks.

4.6	Within 90 days from the relevant date the employment of Gera workers by NPE will terminate, and including the payment by NPE to those employees of all their rights up to the date of termination of their employment. Gera workers who will be absorbed for work in the framework of Ogen will be entitled, at their choice, not to receive these payments but to keep the continuity of their rights, and this subject to signing suitable letters of release to NPE. Regarding employees who will so choose, NPE will transfer to Ogen the provisions made by NPE to their credit in the financial statements of NPE on March 31, 2003 plus funds accumulated to their credit from April 1, 2003 up to the date of termination of their employment.

At any time during the interim period NMP may, by giving prior notice of 30 days to NPE, terminate the employment by NPE of any of the engineering employees of NPE (excluding Ofer Shemesh) and in such a case the provisions of this clause 4.6 above with the necessary changes, will apply to the termination of employment of those employees in NPE and the possibility of their employment in Ogen. Notwithstanding the aforesaid, in the case of Tamara Priskel there will be need for 60 days prior notice.

Moreover, should a decline in the level of work of the printer work occur, NPE’s personnel will be reduced by the dismissal of Printer Workers and Mixed Workers, in accordance with what is expected on the Termination Date between the Printer Workers and the additional Gera workers (as defined in clause 10.1 below).

During the Interim Period weekly coordination meetings will take place in NPE in order to supervise the regular work of NPE and the achievement of the various goals, in accordance with the division of the stages detailed in Appendix 4.2 to this Agreement. Moreover, bi-weekly technical meetings take place and bi-weekly meeting about financial matters. Suitable representatives of the parties will participate in the meetings, which will discuss and decide on matters on the agenda. At the end of every meeting proper minutes will be prepared and distributed, which will include the decisions taken.

5.	Gera work

5.1	During the Interim Period NPE will carry out the Gera work subject to the conditions detailed in this clause 5.

5.2	Gera hereby declares and undertakes as follows:

(a)	That the development and production of the DGP machine and/or other work did not use and will not use commercial secrets or intellectual property rights (including patents, patent applications, copyrights and any industrial or intellectual ownership rights) of NMP and/or of any of its subsidiaries; and that the development and production of the DGP machine and/or implementation of the other work will not cause the violation of any of the obligations of Ogen or Eron under the agreements;

(b)	That the DGP machine, including any further development to it, will be used only for printing on safety glass and will not be adjusted to perform digital printing on substrates with a width exceeding 3 feet - 91.5 cm (hereinafter: “Wide Format”), or on other types of substrates.

(c)	That the other work will not include work connected, directly or indirectly, with the field of wide format digital printing and/or to factors engaged in the field of wide format digital printing.

(d)	That as of the relevant date the engagement with Gera work customers and with third parties required for Gera work, will be done by Gera and on his responsibility, where NPE will serve as a sub-contractor of Gera in order to perform the work and will not bear any responsibility for the Gera work.

(e)	Should NPE engage in an agreement with any third party regarding the DGP work, then up to the end of the interim period Gera will obtain the agreement of those third parties for the assignment of all rights and obligations of NPE under those agreements to Ogen or to any other factor on behalf of Gera, in such a way that after such assignment NPE will not bear any obligation regarding the NPE work.

(f)	That Gera will indemnify NPE for any expense or loss causes to NPE or to NMP relating to the Gera work on the DGP machine.

(g)	That they know that the agreement of NMP to the acquisition of the DGP equipment by Ogen and the performance of the Gera work were given based on the above declarations and undertakings.

5.3	In this Agreement and/or in NMP’s agreement to the acquisition of the DGP equipment by Ogen and performing the Gera work, there is no approval for Gera or anyone on his behalf, specifically or implied, to make use of any of the commercial secrets and/or intellectual property rights of NMP or of any of its subsidiaries, and they do not derogate from any right or contention that NMP will have against any of them regarding commercial secrets, intellectual property rights and the undertaking not to compete.

NMP’s rights relating and connected with commercial secrets and/or intellectual property rights in the new printers, and Gera’s undertakings to avoid making use of them, will be limited to commercial secrets and/or intellectual property rights (including patents, patent applications, copyrights and any industrial or intellectual property rights) of NMP and/or any of its subsidiaries.

5.4	In consideration for NPE’s agreement to perform the Gera work in its framework and to perform actual Gera work, Ogen will pay NPE during the interim period as follows:

(a)	The cost of the Gera workers, including the cost of provisions for those workers, up to the date of termination or their employment as mentioned in clause 4.6 above;

(b)	Participation in the cost of the mixed workers (according to the key attached as Appendix 5.4), which will include the full social provisions for those mixed workers who will move to Ogen on the termination date mentioned in clause 10.1(c) below;

(c)	Payment for the use of equipment in the framework of the Gera work (according to the key attached as Appendix 5.4);

(d)	Participation in the overhead costs of NPE (according to the key attached as Appendix 5.4); and

(e)	Refund of NPE expenses to third parties, should there be any’ regarding the performance of the Gera work.

The payments mentioned above will be paid by Ogen to NPE on a current monthly basis, plus VAT as required by law. It is hereby clarified that apart from these payments NPE will not be entitled to any additional payment for the Gera work.

6.	Management services

6.1	During the Interim Period Ogen will continue to provide management services to NPE through Eron (hereinafter: “the Management Services”), and this in accordance with the provisions of the Management Services Agreement of October 4, 1999 as updated in Appendix B to the Management Agreement (hereinafter: “the Management Agreement”), subject to the following conditions:

(a)	In the framework of the management services Ogen will assist and support the transfer and assimilation of management in performing the Printers Work to the Printer Workers and to anyone decided by Nur;

(b)	Within 90 days from the relevant date NMP will deliver production files of the existing printers according to the form attached to this Agreement as Appendix 6.1(b);

(c)	At the request of NMP it will assist, to the best of its ability, in absorbing the performance of the production and assembly work of the additional printers in the plant, including the preparation of production files of the additional printers;

(d)	The management fees to which Ogen is entitled under the management agreement will be updated and paid as mentioned in clause 6.2 below;

(e)	Gera will be entitled to engage in marketing, sale, development, production, assembly and performance of the Gera work.

6.2	During the Interim Period the management fees to which Ogen is entitled from NPE will be updated to a monthly amount in NIS equal to 16,667 US dollarss (hereinafter: “the Current Management Fees”). The current management fees will be paid to Ogen at the end of every month from the relevant date plus VAT as required by law, in such a way that on the termination date Ogen will be paid the 12th and last payment of the current management fees. It is agreed that the current management fees also include the full consideration to which Ogen will be entitled for the use that NPE will make of the equipment purchased during the interim period.

6.3	In addition to the current management fees NPE owes Ogen the management fee debt, which includes on the relevant date NIS 597,000 for the fourth quarter of 2002, and an estimated amount of NIS 625,000 for the first quarter of 2003.

The management fee debt for the fourth quarter of 2002 will be paid to Ogen in two equal monthly installments of NIS 298,500 each (being linked to the consumer price index based on the known index of March 31, 2003 up to the date of payment plus VAT as required by law), and this at the end of the first month after the relevant date and at the end of the second month after the relevant date.

The management fee debt for the first quarter of 2003 will be paid to Ogen in four monthly installments as follows:

- Two payments of NIS 60,000 each, a third payment of NIS 360,000 and a fourth payment of an estimated NIS 145,000 (adjusted according to the final amount of the management fees). These four payments will be paid (being linked to the consumer price index based on the known index method on March 31, 2003 up to the date of the payment plus VAT as required by law), and this as of the end of the first month after the relevant date up to the end of the fourth month from the relevant date.

6.4	Apart from the Current Management Fees and the payment for the Management Fee Debt Ogen will not be entitled to any additional payment (including by way of refund of expenses) for the management services that it will provide up to the relevant date and up to the end of the interim period.

7.	Shareholders loan

7.1	NPE will pay to Ogen the shareholders loan whose balance on the relevant date is 193,160 US dollars, and this in three monthly installments where each installment will be equal to a third of the principal of the shareholders loan, plus linkage differences and interest accumulated from the date of providing the loan and until the date of repayment (and plus VAT on the linkage differences and interest). The first installment of the shareholders loan will be paid at the end of the first month after the relevant date and up to the third month after the relevant date.

8.	Distribution of dividend

8.1	Up to 90 days from the Relevant Date NPE will prepare an audited financial statement as of March 31, 2003, which will include full provisions including for all the rights of NPE employees, the management fee debt, and the rights due to NMP for the period up to the relevant date and the reduction of inventory as mentioned clause 3.4 (hereinafter: “the Financial Statement”). In the framework of the Financial Statements an amortization will be included for the decline in value of the improvements to the plant’s rented premises according to the rules applying to NPE’s financial statements for 2002 and there will be no general amortization of the improvements to the rented premises.

8.2	Immediately after completing the Financial Statements NPE will distribute to Ogen and to NMP a dividend in amount equal to the accumulated profits of NPE according to the financial statement (hereinafter: “the dividend”).

8.3	The amount of the dividend will be paid by NPE to Ogen and to NMP in three monthly installments in equal amounts of 36%, 36% and 28% of the amount of the dividend respectively (being linked to the consumer price index according to the basic index known on March 31, 2003 until the date of payment), and this as of the end of the fourth month after relevant date up to the end of the sixth month from the relevant date.

8.4	Apart from its share in the dividend Ogen will not be entitled to any payment or other assets for the profits of NPE including for the period after the relevant date.

9.	Acquisition of the purchased shares

9.1	NMP will purchase from Ogen the purchased shares and Ogen will sell to NMP the purchased shares and all this subject to the provisions of this clause 9.

9.2	Gera hereby declares and confirms that from the relevant date up to the date of the transfer of ownership to NMP, Ogen is the owner of all the rights in the purchased shares and that the purchased shares are and will be free of any pledge, charge, attachment, lien or any other right in favor of any third party.

9.3	In consideration for the purchased shares NMP will pay Ogen an amount equal to 850,000 US dollars (hereinafter: “the Shares Consideration”) divided into 8 monthly installments, where the first installment will be of 20,000 US dollars, the second installment will be of 50,000 US dollars while the balance of the 6 installments will be of 130,000 US dollars each. The first payment of the shares consideration will be paid to Ogen at the end of the fifth month after the relevant date and the eighth and last payment will be paid on the termination date.

9.4	On the relevant date Ogen will deliver to Adv. Itzhak Behar (hereinafter: “the Trustee”) a certificate for the purchased shares prepared in the name of Ogen (hereinafter: “the Share Certificate”), and this together with share transfer deed prepared in blank for the purchased shares (hereinafter: “the Deed”). The wording of the Share Certificate and the Deed is attached to this Agreement as Appendix 9.4. The Trustee will hold the Share Certificate and the Deed up to the date of their transfer, as mentioned in clause 9.7 below.

9.5	Notwithstanding the provisions of clause 9.1 above the ownership of the purchased shares to NMP will be transferred to NMP on the later of the following dates:

(a)	Date of termination; or

(b)	The date where Ogen will be paid the full amount of the Shares Consideration, and the Current Management Fees, the Management Fee Debt, the repayment of the shareholders loan and the dividend to which Gera is entitled under this Agreement (hereinafter jointly: “the Payments”).

It is hereby clarified that the transfer of ownership in the purchased shares to NMP will be subject only to making full payments and that this transfer will not be carried out prior to the Termination Date.

9.6	On payment to Ogen of the full amount of the payments Ogen and NMP will deliver a certificate of this to the Trustee (hereinafter: “the Certificate of Payment”). The parties will not prevent delivering the certificates of payment to the Trustee unless any of the payments was not fully made (and provided that also in the event of a dispute, which is not significant, regarding the method of calculation of the payments whose amounts have not yet been finally determined in this Agreement, this will not prevent the parties from delivering the certificate of payment to the Trustee).

9.7	On the submission of the certificate of payment by one of the parties, the Trustee will hand over a copy of the certificate to the other party. Within 7 days from the date of receiving the certificate of payment by the Trustee, the other party will deliver its certificate of payment or, alternatively, will deliver a notice which will detail the amounts of payments, which according to it, have not yet been paid. In such a case the first party will be entitled to deliver to the Trustee, within 7 additional days, documents (which will include for this purpose a bank document or other proof) that prove performance of actual payment of the said payments.

9.8	The parties hereby instruct the Trustee, with an irrevocable instruction, that on receipt of the certificates of payments signed by the two parties, but in any case not earlier than the date of termination, the Trustee will fill the details of NMP on the deed and deliver the deed and the share certificate to anyone on behalf of NMP.

Should only one of the parties deliver to the Trustee a certificate of payment while the other party delivers a notice regarding missing payments, then upon the receipt of the documents for the missing payments from the first party (as mentioned in clause 9.7 above), the Trustee will deliver a copy of the documents to the other party. In such a case the Trustee will complete and deliver the deed and the share certificate only after 7 business days from the date in which he received these documents. On transfer of the deed and the share certificate to NMP the trustee’s trusteeship will terminate.

9.9	On receipt of the share certificate and the deed, NMP will act to transfer the ownership registered in the purchased shares in its name and at the same time Eron and Benzi Bezalel will resign from the Board of Directors of NPE and Gera will no longer have any rights in the purchased shares.

9.10	To avoid doubt it is hereby clarified that should NMP choose to advance and complete the payments prior to the date of termination, this will not require (unless otherwise agreed by Gera) bringing forward the transfer of the deed and the share certificate to NMP. Moreover, should the Trustee not deliver to NMP the deed and the share certificate, this will not deny the right of NMP to receive ownership of the purchased shares.

9.11	It is also clarified and agreed that the completion of transfer of the purchased shares to NMP is subject only to making the payments and that their transfer for NMP will be performed only after the termination date. Accordingly, should prior or after the termination date a dispute break out between the parties connected directly to the making the payments, or in the event of a dispute, which is not significant regarding the method of calculation of the payments whose amounts have not yet been finally determined in this Agreement (hereinafter: “the other dispute”), the other dispute, or any proceeding to be opened between the parties regarding it, will not cancel or delay the right of NMP to receive the purchased shares and, notwithstanding the other dispute, the transfer of the purchased shares to NMP will be completed, and accordingly the parties will deliver to the trustee the certificate of payment and the trustee will deliver to NMP the deed and the share certificate. The parties hereby waive any relief which is likely to be due to them regarding the other dispute, which will prevent the transfer of the purchased shares to NMP.

9.12	To secure the right of NMP to receive the purchased shares in accordance with the provisions of this Agreement, Ogen will create a first charge on its rights in the purchased shares in favor of NMP and this in accordance with the terms of the debenture and the form of details of the charges attached to this Agreement as Appendix 9.12 (hereinafter: “Pledge on the Shares”). The pledge on the shares will be created and registered with the Registrar of Companies immediately after signing this Agreement.

9.13	Concurrently with creating the pledge on the shares NMP will deposit with the trustee an irrevocable letter to the Registrar of Companies, which confirms the agreement of NMP to remove the pledge on the shares (hereinafter: “the Cancellation Letter”).

9.14	In the event that the consideration for the shares will not be paid to Ogen in due time and fully as defined in this Agreement (hereinafter: “Violation of the Obligation to Purchase the Shares”) Ogen and only it will be entitled to act as follows:

(a)	Ogen only (and not NMP) will have the right to cancel the part of this Agreement, which relates to the sale of Ogen’s shares in the Company (hereinafter: “Cancellation of the Sale of Shares”). The cancellation of the sale of shares will be performed by giving written notice to NMP and to the Trustee detailing the amounts of the consideration for the shares, which Ogen contends have not yet been paid. The right of Ogen to cancel the sale of shares will be due to it only in the event of non-performance by NMP or NPE of over 60 days in making any of the shares consideration payments.

(b)	Together with delivering Ogen’s notice on cancellation of the sale of shares Ogen will deposit with the Trustee, for NMP, the amounts of consideration of the shares already received, linked to the rate of exchange of the dollar at that time (hereinafter: “the amounts returned”).

(c)	NMP is entitled to delivery to the Trustee, within 7 business days from receiving notice of cancellation of the sale of shares, documents (that for this purpose include a bank document, or other proof), which prove the performance and actual payment of the amounts lacking for the shares consideration.

(d)	If up to the end of 7 days NMP will not delivery to the Trustee such documents, the Trustee give to the representative of Ogen the cancellation letter and at the same time the trustee will transfer to NMP the amounts returned. It is hereby clarified that apart from the repayment of the amounts returned through the Trustee, Gera will not be required to refund any of the other payments paid to him under this agreement as a condition for receiving the cancellation letter from the trustee.

(e)	On receipt of the cancellation letter Ogen will be entitled to cancel the pledge on the shares registered with the Registrar of Companies.

(f)	In the event of Cancellation of the Sale of Shares, the principals of the business arrangement the parties have been following prior to the execution of this Agreement.

The right of Ogen to cancel the sale of shares, as mentioned above, will not derogate from Ogen’s right to demand enforcement of the sale of the shares purchased by NMP in accordance with the provisions of this Agreement. Moreover, the removal of the pledge on the shares and/or the repayment of the amount of the share consideration to NMP will not derogate from the rights or contentions that the parties will have by law.

10.	Termination date

10.1	On the termination date:

(a)	Ogen will take the purchased equipment out of the plant and all the other equipment used for Gera work.

(b)	Ogen will pay NPE the balance of amounts to which NPE is entitled under clause 5.4 above and this up to the termination date.

(c)	The mixed employees detailed in the list attached to this Agreement as Appe ndix 10.1(c) and who on the termination date were not yet NPE employees (hereinafter: “the additional Gera employees”) will discontinue being NPE employees. NPE and Gera will do their best in order to ensure that any of the printer employees who at that time will remain as NPE employees, will remain as NPE employees or be transferred to NMP (at NMP’s discretion) and NMP and NPE will do their best to ensure that any of the additional Gera employees who at that time will remain as NPE employees, will be absorbed as Ogen employees. In the framework of the aforesaid, for a period of not less than a year from the termination date NPE and NMP will avoid employing the additional Gera employees and Gera will avoid employing the printer employees. On the termination date NPE will pay the additional Gera employees all their rights up to the date of termination of their employment. The additional Gera employees who will be absorbed into work in the framework of Ogen will be entitled, at their choice, not to receive these payments but to maintain continuity of their rights, and this subject to signature on relative release letters to NPE. Regarding employees who so choose, NPE will transfer to Ogen the provisions made for them by NPE in the financial statements of NPE on March 31, 2003 plus funds accumulated to their credit as of April 1, 2003 up to the date of termination of their employment as mentioned in clause 5.4(b) above.

(d)	The balance of NPE’s liability regarding the Gera work will be assigned and transferred from NPE to Ogen or to anyone on its behalf.

Without derogating from the aforesaid, on the termination date Gera will take every action required in order to ensure that on the termination date NPE will discontinue performing the Gera work and from that date onward NPE will not bear any expense or liability regarding the Gera work.

10.2	60 days prior to the date of termination Ogen will be entitled to transfer to its ownership the ISO approval given to NPE. Up to the date of termination and thereafter Gera will assist, to the best of its ability, NPE or NMP to obtain an alternative ISO approval for the printers work.

10.3	On the termination date the Founders’ Agreement, the labor agreement and the Management Agreement (hereinafter jointly: “the Agreements”) will expire and from that date on none of the parties will have any right or undertaking under and/or in connection with the agreements. The parties hereby confirm, to each other, that subject to performance of the undertakings of the parties under this Agreement they do not have and will not have any claims or contentions regarding any of the agreement and/or their rights as shareholders in NPE, and that the fulfillment of the said undertakings will be a discharge of all their rights under the agreements and/or as shareholders in NPE. It is hereby clarified that the aforesaid does not derogate from the liabilities and rights of the parties under any of the agreements, which according to their terms will continue to bind also after termination.

11.	Assignment of rights and liabilities

11.1	Gera will not be entitled to assign its rights and liabilities under this Agreement but will be entitled to assign to another company fully owned and controlled by Eron, the rights of Ogen under this Agreement and to purchase and receive the purchased equipment, to perform the Gera work, to take in the Gera employees and to receive the ISO approval. It is hereby clarified and agreed that such assignment will not derogate from any of the obligations of Gera under this Agreement and that as a result of the assignment the assignee company will be liable, jointly and severally, to all of Gera obligations under this Agreement. The assignment will be effected by giving written notice to NMP and NPE in the framework of which the assignee company will agree to the application of the provisions of this Agreement to it, provided that it will not be liable to NMP for any obligations under this Agreement, which do not relate to the rights assigned to it as mentioned above. Apart from the aforesaid Gera will not be entitled to assign its rights or obligations under this Agreement.

11.2	NMP will not be entitled to assign its rights and obligations under this Agreement unless to another company, which is fully owned and controlled by NMP or to a third party in the framework of a sale or transfer to that third party of the operations of NMP in the field of the Nur printers. The assignment will be effected by giving written notice to Gera and to NPE in the framework of which the assignee third party will agree to accept all NMP’s obligations under this Agreement.

12.	Payments

12.1	The amounts stated in this Agreement in US dollars will be paid in accordance with the representative rate of the US dollar last published prior to the date of every payment.

12.2	NMP will provide NPE from its own sources or from other sources, which will be arranged by it and under its responsibility, the funds required and that will be required by NPE in order to make the make the payments, which NPE must make to Gera under this Agreement, and in the event of violation of this undertaking NMP will make these payments directly to Gera. Subject to providing funds by NMP as aforesaid, Gera will not take any action or omission, in the framework of managing NPE, which will prevent NPE from making the payments to Gera, fully and in due time.

12.3	NMP and NPE, jointly and severally, will not be entitled to set off from the amounts of payments to Gera, amounts which any of them claim that it is entitled to receive from Gera (apart from payments and expenses whose payment Gera undertakes regarding the purchased equipment and in connection with the Gera work, as mentioned in clause 5 above), and they waive to Gera the right of setting off they have under law regarding these amounts. It is hereby clarified that apart from waiving the right of set off as mentioned, the aforesaid is in no way a waiver of any right or contention that NPE and NMP may have.

12.4	Payments whose due date has arrived in accordance with this Agreement, and which are due prior to the date of signature of the parties on this Agreement, will be paid within 3 business days from the date of such signature.

12.5	In every case of a delay in making any of the payments included in this Agreement exceeding 5 business days, the amount in arrears will bear interest at the arrears interest rate for non-approved credit with Bank Leumi Le’Israel B.M. and this as of the date from the original payment until the date of actual payment.

13.	Miscellaneous

13.1	The terms of this Agreement fully include what has been conditioned and agreed between the parties regarding termination of their joint operations in the framework of NPE. This Agreement should supercede, unless stated otherwise in this Agreement, all engagements, agreements, presentations and undertakings prior to signing this Agreement, which were prepared whether in writing or verbally. In any case of contradiction between the provisions of this Agreement and the provisions of such agreements, the provisions of this Agreement will apply, and in every case of a contradiction between the provisions of this Agreement and the provisions of the Articles, the provisions of this Agreement will apply and the parties will take every action required in order to amend the provisions of the Articles so that there will be no contradiction between them and the provisions of this Agreement.

13.2	Every change and/or cancellation of one of the provisions of this Agreement will be done only in a written document, which will be signed by the two parties.

13.3	In every case where any party will not make use of any right whatsoever given to it under this Agreement or under any law, this will not be considered as a waiver by that party of any right and it will be entitled to again demand its rights and the contention of delay or waiver will not assist the violating party.

13.4	The parties will take all additional steps, including signature on additional documents, required in order to implement and execute this Agreement in word and in spirit.

13.5	Each of the parties will bear the tax liabilities applying to it under the law in connection with this Agreement and, including NPE, will be entitled to deduct at source from any payment it is obligated to any of the parties, and this unless it receives an exemption from the aforesaid deduction at source.

13.6	A notice sent by one of the parties to the other by registered mail will be seen as if received by the other party after 72 hours from the date of its dispatch.

13.7	The addresses of the parties for the purposes of this Agreement are as detailed in the preamble to this Agreement.

In witness whereof, the parties hereby sign:

_______________________	_____________________
Nur Macroprinters Ltd.	Ogen Dialogics Ltd

_______________________	_____________________
Nur Pro Engineering Ltd.	Gera Eron

Appendix 4.2

Stages of the interim period

First stage

(a)	Duration of the stage - second quarter 2003 (April 1, 2003 to June 30, 2003).

(b)	Definition of the stage - period of preparations for the change.

(c)	Characteristics of the stage

•	Continuing work in the existing framework;
•	Preparing work procedures for the absorption and production of the Tempo series;
•	Preparations for absorbing Salsa;
•	Ofer Shemesh will assist in absorbing an engineer to Tempo and an engineer to Salsa.
•	Preparations for absorbing personnel from NMP and recruiting new employees for the production of printers for NMP - engineering, assembly, purchasing, warehouse;
•	Preparation of production areas for NMP printers;
•	Preparation of storage areas for NMP printers;
•	Preparation of office areas for employees for NMP: purchasing, production management, engineers;
•	Start of absorbing Tempo;
•	Absorption and completion of engineering material for the production of Salsa printers, including purchasing parts for pilot in Q3 for 5000/3200 printers - after prior coordination.

Second stage

(a)	Duration of the stage - third quarter 2003 July 1, 2003 to September 30, 2003).

(b)	Definition of the stage - implementing the change.

(c)	Characteristics of the stage

•	Absorbing personnel from NMP and recruiting new employees for the production of NMP printers - purchasing, warehouse, engineering, assembly;
•	Absorbing NMP stores into NPE;
•	Continuing the absorption of Tempo and start of production of series;
•	Pilot of 3200/5000 Salsa Ultima;
•	Consolidation of warehouses under the responsibility of NMP’s warehouse manager.

Third stage

(a)	Duration of the stage - fourth quarter 2003 (October 1, 2003 to December 31, 2003).

(b)	Definition of the stage - extending the change.

(c)	Characteristics of the stage

•	Start of production of Salsa series;
•	Start of production of Tempo series.

13.8	Fourth stage

(a)	Duration of the stage - first quarter 2004 (January 1, 2004 to March 31, 2004).

(b)	Definition of the stage – Backing up and organization of transfer of responsibility to NMP.

(c)	Characteristics of the stage

•	Serial production of Salsa and Tempo;
•	Backing up of all management factors including the plant manager;
•	Well-organized transfer of functions to NMP personnel or to NPE personnel who remain in the company;
•	Organizing the transfer of Ogen’s operations to another production site.

Appendix 4.3(a)

Document of Intentions – management of NPE during the interim period

The intention is that the management of NPE’s operations during the interim period will be based on the following principles:

•	Single management without any duplications;
•	Applying the existing management concept of NPE during the entire transition period until its completion

NMP agrees to the above principles and to leaving the existing management structure in NPE (i.e. without the involvement of NMP in the daily management of NPE), subject to NPE achieving the goals mentioned below. NMP and Gera will act to the best of their ability to assist NPE in achieving its goals.

NMP requires that during the interim period NPE will achieve three goals:

•	Transfer of the production line of the Nur Ultima HiQ printer by the end of July 2003;
•	Performing of all the functions required (R&D, purchasing, engineering and production) in order to reduce costs (COGS) of the Fresco printers up to 40% by the end of 2003;
•	To establish an operating production line for the Tempo printers and to start a process of reducing costs.

These goals are in addition to the continued operation of the production lines in a full and professional manner, which include a professional and trained engineering team.

In order to achieve these objects Gera, in the framework of managing NPE:

•	Absorbing the Ultima printers
•	Will act to absorb the Nur Ultima HiQ printer production line in NPE’s plant (on the assumption that it will obtain full assistance from the relative factors in NMP), and subject to setting a timetable at the end of a short evaluation process that Gera will prepare regarding the transfer.
•	Will start to work with Eli Shalev and his team in order to obtain the information required and will have access to the printer installed in the NMP plant. Regarding additional needs connected with absorbing the Ultima, Gera will contact NMP, and when necessary directly the CEO of NMP.
•	Will appoint a team from among NPE employees who will be responsible for the Ultima absorption project, and he will prepare a work program for the project by April ___, 2003
•	NMP will appoint its representative to participate in the project

•	Reducing the Fresco costs
•	Will also take responsibility for reducing costs (COGS). It is clarified that Gera cannot undertake, at this stage, a reduction target.
•	Will appoint a team from among NPE employees who will work with the relevant people from NMP, and this in order to prepare a presentation, within a short time, which will describe all the potential cost reductions. This presentation will be examined by NMP and according to the decision of NMP and Gera, Gera will take the responsibility to reduce costs, their extent and timing.